UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 4, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON THE ASSUMPTION OF CLAIMS AND
LIABILITIES OF SHANGHAI AIRLINES CO., LTD

This announcement is made by the Company pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 29 December 2009, upon approval by the China Securities Regulatory Commission (“CSRC”), 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) was absorbed by China Eastern Airlines Corporation Limited (the “Company”) through share exchange.

On 26 March 2010, 上海航空有限公司 (Shanghai Airlines Co. Ltd) (“Shanghai Airlines Ltd”) was established for the purpose of receiving relevant assets, liabilities and personnel in relation to the core public air transport business of Shanghai Airlines. On 16 December 2010, upon approval by the Shanghai Administration of Industry and Commerce, Shanghai Airlines was cancelled. The Company issued the Report on the Implementation of the Absorption of Shanghai Airlines through Share Exchange by China Eastern Airlines Corporation Limited (《中國東方航空股份有限公司換股吸收合併上海航空股份有限公司實施情況報告書》) on the website of the Shanghai Stock Exchange on 30 December 2010.

As the Company has obtained its revised business license on 29 December 2010, pursuant to Article 36 of the Regulations relating to the Merger and De-merger of Foreign Invested Enterprise（《關於外商投資企業合併與分立的規定》）, the Company hereby issues the following notice to the debtors and creditors of Shanghai Airlines: Commencing from 16 December 2010, the claims and liabilities of Shanghai Airlines will be assumed by Shanghai Airlines Ltd or the Company.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
4 January 2011